



Aaron Roubitchek · 2nd

Google by day, Ponto Footwear by night

United States · **Contact info**

500+ connections

1 mutual connection: Jay Hastings

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Ponto Footwear

University of California, Los Angeles

Featured



Ponto Footwear is officially live! I recently wrote a blog post, titled "Dear World, Love Ponto", addressing what this launch has meant for me personally, specifically in the backdrop of 2020. Give it a read using the link at the bottom of this post...

Ponto Footwear
pontofootwear.com · 2 min read

92 · 9 comments

Experience

Founder & CEO
Ponto Footwear
Jul 2018 – Present · 3 yrs
Encinitas, California, United States

Google
4 yrs 5 mos

Senior YouTube Product Specialist - Agency
Full-time
Oct 2020 – Present · 9 mos
New York City Metropolitan Area

Creative Resident - YouTube Creative Works
Apr 2021 – Present · 3 mos

People Pillar Committee Chair - Resilience and Wellness Programs
Feb 2021 – Present · 5 mos

YouTube Product Specialist - Agency
Jan 2019 – Oct 2020 · 1 yr 10 mos
Greater New York City Area

Senior New Business Account Executive

Senior New Business Account Executive
Nov 2018 – Dec 2018 · 2 mos
San Francisco Bay Area

20% Account Manager - US Elections
Jul 2018 – Nov 2018 · 5 mos

New Business Account Executive
Feb 2017 – Nov 2018 · 1 yr 10 mos
Mountain View

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Accelerator Participant
Newchip Accelerator
May 2021 – Present · 2 mos



Member
Continuous Collective
Mar 2020 – Present · 1 yr 4 mos
San Diego, California, United States



Accelerator Graduate
San Diego Sport Innovators (SDSI)
Aug 2020 – Feb 2021 · 7 mos
San Diego, California, United States



Guest Lecturer
Fashion Institute of Technology
Nov 2019 – Aug 2020 · 10 mos
New York City Metropolitan Area



LinkedIn
1 yr 4 mos

Sales Solutions Consultant
Apr 2016 – Dec 2016 · 9 mos
San Francisco Bay Area

Business Leadership Program Associate
Sep 2015 – Apr 2016 · 8 mos
San Francisco Bay Area



Co-Founder // Business Development
ENDVRS
May 2014 – Sep 2015 · 1 yr 5 mos
Greater Los Angeles Area

• Pitched and got accepted into the StartUp UCLA Summer Accelerator.
• Received funding and resources from the Accelerator Program to launch the company.
• Delivered the investor pitch to venture capital groups in Silicon Valley including Lightspeed
Venture Partners, DFJ, and Rothenberg Ventures.   ...see more


ENDVRS


Startup UCLA Summer
Accelerator Demo Da...



eyesFinder
1 yr 4 mos

Sales/Business Development
Jun 2014 – Sep 2014 · 4 mos
Westlake Village, CA

• Manages sales activity for the entire mobile app development customer segment.
• Authors the sales materials for the mobile app development customer segment.
• Writes evergreen content for the eyesFinder webpage and SEO campaign.

Marketing Ace
Jun 2013 – Jun 2014 · 1 yr 1 mo
Westlake Village

• Co-wrote the beta-test plan for the eyesFinder mobile application prototype.
• Pitched the eyesFinder product model to potential collaborators to enlist them as either advertisers or partners.
• Co-wrote and compiled the content for the eyesFinder website.   ...see more



Senior Business Administration Intern
SoCalGas
Sep 2013 – Dec 2013 · 4 mos
Greater Los Angeles Area

• Performed data extractions in SAS Enterprise Guide to compile data sets of relevant information about Mover Services customer demographics and natural gas usage.
• Generated christmas tree analysis models to assess Mover Services customer trends along a variety of metrics.   ...see more

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Education



University of California, Los Angeles
Bachelor of Arts (B.A.), Economics
Activities and Societies: UCLA Undergraduate Admissions and Relations with Schools and The Pediatric Aids Coalition

Licenses & certifications

LinkedIn Certified Professional–Recruiter
LinkedIn Certification
Issued Nov 2015 · Expired Nov 2017

See credential

Skills & endorsements

Public Speaking · 64

 Endorsed by **Shayne Walton and 8 others who are highly skilled at this**

 Endorsed by **7 of Aaron's colleagues at Google**

Leadership · 34

 Endorsed by **Eduardo Kielmanowicz and 2 others who are highly skilled at this**

 Endorsed by **4 of Aaron's colleagues at Google**

Marketing · 30

 Endorsed by **Blaire Bender, who is highly skilled at this**

 Endorsed by **3 of Aaron's colleagues at Google**

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